UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

TAL INTERNATIONAL GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

874083108

(CUSIP Number)

December 31, 2005
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures previously provided in a prior cover page.

_________________________

             The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	874083108

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Abrams Capital, LLC David Abrams
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Abrams Capital, LLC -- Delaware limited liability company David Abrams -- United States citizen
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power Abrams Capital, LLC -- 0 shares David Abrams -- 0 shares
6 Shared Voting Power Abrams Capital, LLC – 1,643,000 shares David Abrams – 1,761,200 shares Refer to Item 4 below.
7 Sole Dispositive Power Abrams Capital, LLC -- 0 shares David Abrams -- 0 shares
8 Shared Dispositive Power Abrams Capital, LLC – 1,643,000 shares David Abrams – 1,761,200 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person Abrams Capital, LLC – 1,643,000 shares David Abrams – 1,761,200 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.
11	Percent of Class Represented by Amount in Row (9)* Abrams Capital, LLC – 5.0% David Abrams – 5.4%
12	Type of Reporting Person (See Instructions) Abrams Capital, LLC – OO David Abrams – IN

CUSIP NO.	874083108

* All percentage ownerships reported herein are based on 32,882,208 shares of Common Stock issued and outstanding as of November 14, 2005, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, filed with the Securities and Exchange Commission on November 22, 2005.

Item 1.

(a)	Name of Issuer
TAL International Group, Inc.
(b)	Address of Issuer’s Principal Executive Offices
100 Manhattanville Road, Purchase NY 10577

Item 2.

(a)	Name of Person Filing
Abrams Capital, LLC David Abrams
(b)	Address of Principal Business Office or, if none, Residence
Abrams Capital, LLC 222 Berkeley Street, 22nd Floor Boston, MA 02116 David Abrams c/o Abrams Capital, LLC 222 Berkeley Street, 22nd Floor Boston, MA 02116
(c)	Citizenship
Abrams Capital, LLC – Delaware limited liability company David Abrams – United States citizen
(d)	Title of Class of Securities
Common Stock, par value $0.001 per share
(e)	CUSIP Number
874083108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act

CUSIP NO.	874083108

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership**

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned
Abrams Capital, LLC – 1,643,000 shares David Abrams – 1,761,200 shares
(b)	Percent of Class
Abrams Capital, LLC – 5.0% David Abrams – 5.4%
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote
Abrams Capital, LLC – 0 shares David Abrams – 0 shares
(ii) shared power to vote or to direct the vote
Abrams Capital, LLC – 1,643,000 shares David Abrams – 1,761,200 shares
(iii) sole power to dispose or to direct the disposition of
Abrams Capital, LLC – 0 shares David Abrams – 0 shares
(iv) shared power to dispose or to direct the disposition of
Abrams Capital, LLC – 1,643,000 shares David Abrams – 1,761,200 shares

** Shares reported herein for Abrams Capital, LLC represent shares held by certain private investment partnerships (the “Partnerships”) of which Abrams Capital, LLC is the general partner. Mr. Abrams is the managing member of Abrams Capital, LLC. Shares reported herein for Mr. Abrams represent shares held

CUSIP NO.	874083108

by the Partnerships and a private corporation of which Mr. Abrams is the managing member of the investment manager.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO.	874083108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:	February 9, 2006

ABRAMS CAPITAL, LLC

By: /s/ David Abrams

David Abrams, Managing Member

DAVID ABRAMS

By: /s/ David Abrams

David Abrams, individually